Filed by Endologix, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: TriVascular Technologies, Inc.
Commission File No.: 001-36419

Endologix, Inc. and TriVascular Technologies, Inc. Announce Early Termination

of Hart-Scott-Rodino Waiting Period in Connection with Proposed Merger

IRVINE, Calif., & SANTA ROSA, Calif., November 18, 2015 – Endologix, Inc. (Nasdaq: ELGX) and TriVascular Technologies, Inc. (Nasdaq: TRIV) today announced that the U.S. Federal Trade Commission and Department of Justice have granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the proposed merger of Endologix and TriVascular. The waiting period was scheduled to expire on December 9, 2015.

As previously announced on October 26, 2015, Endologix and TriVascular entered into a definitive merger agreement pursuant to which Endologix and TriVascular would combine in a stock and cash merger transaction. Termination of the HSR waiting period satisfies one of the conditions to closing of the proposed transaction. The closing of the transaction remains subject to other customary closing conditions, including the effectiveness of Endologix’s Registration Statement on Form S-4, which was initially filed with the U.S. Securities and Exchange Commission on November 17, 2015, and the approval of TriVascular’s stockholders. Subject to the satisfaction of the other conditions to closing, Endologix and TriVascular expect the transaction to close in the first quarter of 2016.

About Endologix, Inc.

Endologix, Inc. develops and manufactures minimally invasive treatments for aortic disorders. Endologix’s focus is endovascular stent grafts for the treatment of abdominal aortic aneurysms (AAA). AAA is a weakening of the wall of the aorta, the largest artery in the body, resulting in a balloon-like enlargement. Once AAA develops, it continues to enlarge and, if left untreated, becomes increasingly susceptible to rupture. The overall patient mortality rate for ruptured AAA is approximately 80%, making it a leading cause of death in the United States. Additional information can be found on Endologix’s website at www.endologix.com.

About TriVascular Technologies, Inc.

TriVascular develops and commercializes innovative technologies to significantly advance the minimally invasive treatment of abdominal aortic aneurysms. TriVascular manufactures the Ovation® Abdominal Stent Graft platform, the lowest profile FDA-approved endovascular aortic repair (EVAR) system, which utilizes a novel, polymer-based sealing mechanism. TriVascular is based in Santa Rosa, California. Additional information can be found on TriVascular’s website at www.trivascular.com.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Endologix. In connection with the proposed transaction, Endologix filed a Registration Statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2015. The Form S-4 contains a preliminary prospectus for the shares of Endologix common stock to be issued as consideration in the proposed transaction and a preliminary proxy statement for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Preliminary Proxy Statement/Prospectus”). The Form S-4 is not complete and will be further amended. This communication is not a substitute for the Form S-4, the Preliminary Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE PRELIMINARY PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Form S-4 and the Preliminary Proxy Statement/Prospectus, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants is contained in the Preliminary Proxy Statement/Prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Endologix, Inc. Company Contact:

John McDermott, CEO

(949) 595-7200

www.endologix.com

Endologix, Inc. Investor Contacts:

The Ruth Group

Nick Laudico (646) 536-7030

Zack Kubow (646) 536-7020

TriVascular Technologies, Inc. Company Contact:

Michael Kramer

Chief Financial Officer

707-543-8709

mkramer@trivascular.com

TriVascular Technologies, Inc. Investor Relations Contact:

Westwicke Partners

Jamar Ismail

415-513-1282

jamar.ismail@westwicke.com